Att 8-9-2004

3/04

04019512

SO 8/9/04

SECURITIES A[illegible] COMMISSION
Washington, D.C. 20549

AUG 0 3 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-22173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASKAR CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO APPLETREE SQUARE - SUITE 350
(No. and Street)

BLOOMINGTON	MN	55425-2023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMMUND D. SKAAR 952-854-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & company
(Name – *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE	BURNSVILLE	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Att 8-9-2004

ASKAR CORP.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Askar Corp. at December 31, 2003 and 2002, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

January 16, 2004

ASKAR CORP.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 60,073	$ 29,342
Savings Certificates and Marketable Securities	175,510	223,938
Commissions Receivable from Investment Funds	332,771	229,045
Other Receivables	-	3,949
Prepaid Expenses	24,800	17,655
Total Current Assets	593,154	503,929
TOTAL ASSETS	$ 593,154	$ 503,929

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts Payable	$ 5,788	$ 1,825
Commissions Payable	426,059	272,195
Income Taxes Payable	-	-
Total Current Liabilities	431,847	274,020
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares	6,260	6,260
Paid in Capital	90	90
Retained Earnings	151,059	220,651
Accumulated Other Comprehensive Income (Loss)	3,898	2,908
Total Stockholders' Equity	161,307	229,909
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 593,154	$ 503,929

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2002	2002
REVENUES		
Commission Income	$ 5,482,106	$ 5,191,511
Other	145,215	143,277
Total Income	5,627,321	5,334,788
EXPENSES		
Commissions to Sales Representatives	3,622,429	3,443,879
Management Fee	1,845,330	1,681,234
Advertising	4,186	2,000
Clearing Fees and Minimums	76,308	121,157
Licensing and Registration	41,429	46,761
Office Supplies and Expenses	86,945	68,510
Insurance	25,955	8,435
Membership Dues and Subscriptions	9,004	4,924
Miscellaneous Expenses	10,127	11,156
Total Expenses	5,721,713	5,388,056
INCOME (LOSS) BEFORE INCOME TAXES	(94,392)	(53,268)
INCOME TAX EXPENSE (BENEFIT)	(24,800)	(13,000)
NET INCOME (LOSS)	$ (69,592)	$ (40,268)

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock			
	2003		2002	
	Number	Amount	Number	Amount
Balance - Beginning of Year	626	$ 6,260	626	$ 6,260
Balance - End of Year	626	$ 6,260	626	$ 6,260

	Paid in Capital	
	2003	2002
Balance - Beginning of Year	$ 90	$ 90
Balance - End of Year	$ 90	$ 90

	Retained Earnings	
	2003	2002
Balance - Beginning of Year	$220,651	$260,919
Net Income (Loss)	(69,592)	(40,268)
Balance - End of Year	$151,059	$220,651

	Accumulated Other Comprehensive Income (Loss)	
	2002	2002
Balance - Beginning of Year	$ 2,908	$ (6,313)
Unrealized Gain (Loss) on Securities	990	9,221
Balance - End of Year	$ 3,898	$ 2,908

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (63,186)	$ (40,268)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	-	-
Unrealized Gain on Investments	990	9,221
(Increase) Decrease in:		
Commissions Receivable	(103,726)	42,388
Savings Certificates and Marketable Securities	48,428	35,904
Prepaid Expenses	(7,145)	(10,151)
Other Receivables	3,949	(983)
Increase (Decrease) In:		
Accounts Payable	3,963	(1,636)
Commissions Payable	153,864	(55,277)
Income Taxes Payable	-	(19,265)
Retirement Plan payable	-	-
Net Cash Provided (Used) by Operating Activities	37,137	(40,067)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided (Used) by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by Financing Activities	-	-
NET CHANGE IN CASH	30,731	(40,067)
CASH, Beginning of Year	29,342	69,409
CASH, End of Year	$ 60,073	$ 29,342

See auditor's report and notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Askar Corp. (Askar) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2003, the company is a registered broker-dealer in 50 states. Askar Corp's home office is in Bloomington, Minnesota.

The majority of Askar's commission revenue is earned from mutual fund and variable annuity investments executed on behalf of it's customers. Askar also earns commissions on various life insurance products, annuity contracts, universal and variable life insurance policies, and securities transactions.

Commissions Receivable - Commissions receivable primarily represent accruals for amounts due from various mutual fund sponsors and life insurance companies. It is the company's policy to use the reserve method to write-off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2003 and 2002.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

Revenue Recognition - Commission revenue and related expense for mutual funds, variable annuity contracts, and securities transactions are recorded on a trade-date basis.

NOTE 2 - FORMATION OF HOLDING COMPANY/MANAGEMENT FEE

In January 2000, all of the outstanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing financial, legal, compliance, operations and accounting expertise, public relations, data processing, office space, purchasing and sale of services. $1,845,330 and $1,681,234 of Management Fees was paid for such services for the years ended December 31, 2003 and 2002, respectively.

NOTE 3 - STATEMENTS OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:	2003	2002
Cash Paid During the Year for:		
Interest	$ -	$ -
Income Taxes	$ 24,800	$ 19,265

NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectibility. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

NOTE 5 - INCOME TAXES

The Company files consolidated income tax returns with Askar Holding Company. Income tax benefits of $24,800 for the year ending December 31, 2003 and $13,000 for the year ending December 31, 2002 from the filing of consolidated income tax returns have been recorded as a reduction of income tax expense of Askar Corp.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated January 16, 2003. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

January 16, 2004

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003 AND 2002

	2003	2002
STOCKHOLDERS' EQUITY at End of Year	$ 161,307	$ 229,909
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	161,307	229,909
DEDUCTIONS:		
Unallowable Assets:		
Securities Not Readily Marketable	8,505	9,000
Prepaid Expenses	24,800	17,655
Nonliquid Receivables, Net of Commission Payable	5,957	5,700
Total	39,262	32,355
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	122,045	197,554
HAIRCUTS ON SECURITIES	19,288	15,308
NET CAPITAL at End of Year	102,757	182,246
Required Capital	28,791	18,269
Excess Capital	$ 73,966	$ 163,977

See auditor's report and notes to financial statements.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003 AND 2002

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

See auditor's report on supplemental information.

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2003 AND 2002

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See auditor's report on supplemental information.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2003 AND 2002

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See auditor's report on supplemental information.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2003
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

	Balance Per Focus Report on December 31,2003		Adjustments Debit		Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2003
Total Assets	$ 593,152	(a)	$ 2		$ -	$ 593,154
Less: Total Liabilities	431,847		-	(a)	-	431,847
Net Worth	161,305		2		-	161,307
Less: Non-Allowable Assets	39,262					39,262
Tentative Net Capital	122,043					122,043
Less: Securities Haircuts	19,288					19,288
Net Capital	$ 102,755		-		-	$ 102,755

(a) Rounding

See auditor's report and notes to financial statements.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2003 and 2002 and have issued our report thereon dated January 16, 2004. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2003 and 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

We commend the management and staff of the company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

Boyer & Company

January 16, 2004